Exhibit 21.1

List of Subsidiaries

Name	State of Incorporation/Organization	% of Ownership
MM Future Technology Limited	Hong Kong	100%
MM Fund Services Limited	Cayman Islands	100%
MMBD Trading Ltd.	British Virgin Islands	24.9%
Gujia (Beijing) Technology Co., Ltd.	PRC	100%
MM iGlobal Inc.	Illinois, US	24.9%
Meimei Zhengtong (Beijing) Technology Co., Ltd.	PRC	100%